Exhibit 21.1

Subsidiaries of Biovest

Biovest International, Inc. (“Biovest”) has one direct subsidiary. Biovest holds all of the issued and outstanding equity securities of Biovest Europe, Ltd., a corporation registered in the United Kingdom.